Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of loanDepot, Inc. for the registration of common stock, preferred stock, debt securities, warrants, depository shares, purchase contracts, and units and to the incorporation by reference therein of our reports dated March 12, 2026, with respect to the consolidated financial statements of loanDepot, Inc., and the effectiveness of internal control over financial reporting of loanDepot, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California
May 7, 2026